EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2006
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$496	$1,992	$2,661	$(4,364)	$3,468	$1,731
Plus: Income Taxes	359	1,727	1,753	(2,476)	2,248	1,314
Fixed Charges	10,615	7,321	5,494	4,761	10,841	12,980

Earnings Available for Fixed Charges	11,470	11,040	9,908	(2,079)	16,557	16,025

Fixed Charges:
Interest Expense	10,295	6,996	5,225	4,454	10,438	12,695
Estimate Portion of Rental Expense Equivalent to Interest	320	325	269	307	403	285

Total Fixed Charges	10,615	7,321	5,494	4,761	10,841	12,980

Ratio of Earnings to Fixed Charges	1.1	1.5	1.8	-0.4	1.5	1.2

Calculation of Rental Expense Equivalent to Interest
Rental Expense	959	974	806	921	1,209	855
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Estimate Portion of Rental Expense Equivalent to Interest	320	325	269	307	403	285